BB 3/17

cm 3.22

04015766

[UNITED STAT]ES
[SECURITIES AND EXCHANG]E COMMISSION
[Washington, D.C.] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004

SEC FILE NUMBER
8- 46620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidSouth Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Woodlawn Drive Suite 300
(No. and Street)

Marietta (City) GA (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul C. LaVielle 770-973-9748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Agee Fisher, LLC
(Name – *if individual, state last, first, middle name*)

750 Hammond Drive Building 17 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Jack~~ John D Margeson, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidSouth Capital, Inc. , as of December 31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, Fulton County, Georgia
My Commission Expires November 30, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~XXXXXXXXXX~~ OPERATIONS
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXX~~.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report On Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 Registrant has elected to include required information in footnotes to the financial statements.

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

AGEE FISHER

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2003 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Agee Fisher, LLC

January 22, 2004

AGEE FISHER, LLC - CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
750 HAMMOND DRIVE - BUILDING 17 - ATLANTA, GEORGIA 30328
(P) 404.250.4570 (F) 404.847.0511 www.ageefisher.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 142,645	$ 208,612
Receivables	432,002	207,069
Investments- trading securities	28,071	-0-
Deposits with clearing organizations	150,484	150,470
Prepaid expenses	41,466	1,171
Deferred tax asset, current portion	38,000	98,000
Total current assets	832,668	665,322
Furniture and equipment, net	36,651	23,977
Deferred tax asset, noncurrent portion	38,000	-0-
Deposits	6,977	974
	$ 914,296	$ 690,273
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Lines of credit	$ 174,551	$ 88,705
Account payable and accrued expenses	380,465	299,587
Preferred stock dividends payable	10,406	3,356
Total current liabilities	565,422	391,648
Rental deposits	-0-	2,100
	565,422	393,748
Stockholders' equity:		
Preferred stock; no par value, 1,000 shares authorized; 30 and 28 shares issued and outstanding at December 31, 2003 and 2002	304,158	284,158
Common stock; no par value, 1,000,000 and 100,000 shares authorized; 75,505 and 64,612 shares issued and outstanding at December 31, 2003 and 2002	232,979	182,979
Contributed capital	7,492	7,492
Accumulated deficit	(195,755)	(178,104)
Total stockholders' equity	348,874	296,525
	$ 914,296	$ 690,273

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:		
Fee income	$ 7,428,799	$ 5,011,354
Insurance recovery	-0-	340,047
	7,428,799	5,351,401
Expenses:		
Commission expenses	4,016,538	3,178,792
Clearing costs	972,733	628,881
Other operating expenses	455,967	331,914
Employee compensation and benefits	1,632,545	823,465
Depreciation expense	12,236	7,524
Occupancy	146,151	105,645
Registration fees	14,641	43,517
Interest	6,645	9,507
Communications	168,185	83,857
	7,425,641	5,213,102
Net income from operations	3,158	138,299
Investment income:		
Unrealized holding gain on investments	29,506	-0-
Interest	2,170	4,527
	31,676	4,527
Net income before income taxes	34,834	142,826
Income taxes:		
Deferred income tax expense	(22,000)	(35,000)
NET INCOME	$ 12,834	$ 107,826

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Capital Stock						
	Preferred		Common				
	Shares	Amount	Shares	Amount	Contributed Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2002	28	$ 284,158	65,788	$ 192,979	$ 7,492	$ (260,888)	$ 223,741
Net income						107,826	107,826
Redemption of common stock			(1,176)	(10,000)			(10,000)
Cash dividends paid on preferred stock						(25,042)	(25,042)
Balances, December 31, 2002	28	284,158	64,612	182,979	7,492	(178,104)	296,525
Net income						12,834	12,834
Issuance of common stock			10,893	50,000			50,000
Issuance of preferred stock	2	20,000					20,000
Cash dividends paid on preferred stock						(30,485)	(30,485)
Balances, December 31, 2003	30	$ 304,158	75,505	$ 232,979	$ 7,492	$ (195,755)	$ 348,874

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002

Subordinated liabilities at January 1, 2002	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2002		-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2003	$	-0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Operating activities:		
Net income	$ 12,834	$ 107,826
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Unrealized holding gain on investments	(28,071)	-0-
Depreciation expense	12,236	7,524
Changes in operating assets and liabilities:		
Receivables	(224,933)	(932)
Deposits with clearing organizations	(14)	(81,092)
Deferred tax asset	22,000	35,000
Prepaid expenses	(40,295)	822
Deposits	(6,003)	-0-
Accounts payable and accrued expenses	80,878	65,964
Rental deposits	(2,100)	-0-
Net cash (used in) provided by operating activities	(173,468)	135,112
Investing activities:		
Proceeds from sale of furniture and equipment	-0-	820
Purchase of furniture and equipment	(24,910)	(16,329)
Net cash used in investing activities	(24,910)	(15,509)
Financing activities:		
Cash received from preferred stock issuance	20,000	-0-
Cash received from common stock issuance	50,000	-0-
Net proceeds from (repayment of) lines of credit	85,846	(7,232)
Redemption of common stock	-0-	(10,000)
Dividends paid on preferred stock	(23,435)	(33,508)
Net cash provided by (used in) financing activities	132,411	(50,740)
Net (decrease) increase in cash and cash equivalents	(65,967)	68,863
Cash and cash equivalents, beginning of year	208,612	139,749
Cash and cash equivalents, end of year	$ 142,645	$ 208,612

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

	2003	2002
Interest	$ 6,645	$ 9,507
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies:

Description of Business
MidSouth Capital, Inc. (the Company) is an independent investment banking company headquartered in Marietta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the National Association of Securities Dealers.

Securities Transactions
Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statement of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Statement Presentation
Certain line items in the accompanying 2002 statement of financial position and statement of cash flows have been reclassified to conform with the 2003 presentation.

2. Investments:

All of the Company's investments consist of positions acquired as compensation for private placement of the issues with Company clients. The shares generally carry a twelve month restriction, during which they may not be resold. The restriction on shares held at December 31, 2003, if any, will by definition expire during the subsequent twelve months, and under generally accepted accounting principles are classified as trading securities and reported at fair value, with changes in unrealized gains and losses included in current year earnings. Fair values of the investments are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification. During the year ended December 31, 2003, only unrealized gains, totaling $29,506, were recognized.

3. Furniture and Equipment:

	2003	2002
Furniture	$ 32,565	$ 11,094
Computer equipment	61,675	59,171
Communication equipment	7,040	6,106
	101,280	76,371
Less accumulated depreciation	(64,629)	(52,394)
	$ 36,651	$ 23,977

4. Lines of Credit:

At December 31, 2003, the Company has borrowings of $74,551 under a line of credit arrangement with a bank. The current interest rate is the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. At December 31, 2003, this line of credit was closed to additional advances. At December 31, 2003, the Company has borrowings of $75,000 under a line of credit arrangement with another bank. The current interest rate is the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal and unpaid interest due on June 15, 2004. The line is subject to an annual renewal. The line of credit is collateralized by a $50,000 certificate of deposit held at the financial institution and the personal guarantees of the three majority shareholders. The maximum allowable advance under the line of credit is $100,000. At December 31, 2003, the Company has unsecured borrowings of $25,000 under a line of credit arrangement with a financing institution. Borrowings under the line of credit are due on demand, with interest payable monthly at a rate that varies with the prime rate, the effective rate of which is 9.49% at December 31, 2003.

5. Stockholders' Equity:

The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a dividend rate of 10% and is redeemable at the Company's option.

6. Related Party Transactions:

At December 31, 2003 and 2002, accounts receivable includes $28,500 of advances to officers of the Company, who are also stockholders.

7. Income Taxes:

The components of the provision for income taxes are as follows:

	2003	2002
Deferred:		
Federal	58,000	72,000
State	18,000	26,000
Total income tax benefit	$ 76,000	$ 98,000

The Company has available at December 31, 2003 unused operating loss carry-forwards of $189,000 that may be applied against future taxable income, and that expire in the years 2020 and 2021.

8. Operating Leases:

The Company leases office space under an operating lease which expires in March 2007. Minimum future rental payments under this non-cancelable operating lease as of December 31, 2003, for each year and in the aggregate are:

2004	$ 47,056
2005	47,056
2006	47,056
2007	11,764
	$ 152,932

Other office space is leased on a month-to-month basis. Total rent expense recorded for 2003 and 2002 is $146,151 and $105,645. Sublease rental received is $4,594 in 2003 and $26,858 in 2002. Future rent expense is not expected to be reduced by sublease rental, as the related lease expired during 2003.

9. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1). At December 31, 2003, the Company has net allowable capital of $124,856, which was $87,161 in excess of the required net capital of $37,695. The Company's aggregate indebtedness to net capital ratio is 4.53 to 1 as of December 31, 2003. Receivables from related parties, securities not readily marketable, deferred tax assets, and furniture and equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total stockholders' equity	$	348,874
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		348,874
Add:		
Subordinated borrowings allowable in computation of net capital		-0-
Other (deductions) or allowable credits-deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		348,874
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		27,875
Exchange memberships		-0-
Furniture and equipment		36,651
Other assets		158,722
Additional charges for customers' and non-customers' security accounts		-0-
Additional charges for customers' and non-customers' commodity accounts		-0-
Aged fails-to-deliver		-0-
Aged short security differences		-0-
Secured demand note deficiency		-0-
Commodity futures contracts and spot commodities – propriety capital charges		-0-
Other deductions and/or charges		-0-
Net capital before haircuts on securities positions (tentative net capital)		125,626
Haircuts on securities:		
Contractual securities commitments		-0-
Securities collateralizing secured demand notes		-0-
Trading and investment securities:		-0-
Bankers' acceptances, certificates of deposit, and commercial paper		-0-
U.S. and Canadian government obligations		-0-
State and municipal government obligations		-0-
Corporate obligations		-0-
Stocks and warrants		-0-
Options		-0-
Undue concentrations		179
Other		591
Net capital	$	124,856

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Short-term bank loans (secured by customers' securities)	$	174,551
Drafts payable		-0-
Payable to brokers and dealers		360,919
Payable to clearing broker		-0-
Payable to customers		-0-
Other accounts payable and accrued expenses		29,952
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	565,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	37,695
Excess net capital at 1500%	$	87,161
Excess net capital at 1000%	$	68,314
Ratio: Aggregate indebtedness to net capital		4.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	124,956
Net audit adjustments		(100)
Net capital per above	$	124,856

See notes to financial statements and auditors' report.

AGEE FISHER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

In planning our audit of the financial statements of MidSouth Capital, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MidSouth Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tager Zieler, LLC.

January 22, 2004

AGEE FISHER

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2003 AND 2002